UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                         Report for Period
24 Prime Parkway                 April 1, 2000 to
Natick, MA  01760                June 30, 2000
                                 Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended June 30, 2000. See Exhibit A.

2. A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty-eighth day of July 2000.

                                      HEC Inc.
                                      By: /s/Linda A. Jensen
                                      Vice President - Finance



                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - June 30, 2000


                                      ASSETS


CURRENT ASSETS:                                                  2000
                                                              -----------
    Cash and cash equivalents                                 $ 1,092,206
    Contract receivables, current,
    less allowance for uncollectibles of $490,903              39,780,846
    Other current assets                                          677,126
                                                              ------------
                  Total current assets                         41,550,178
                                                              ------------
PROPERTY AND EQUIPMENT                                          6,310,834
    Less accumulated depreciation and amortization              4,066,434
                                                              ------------
                  Net property and equipment                    2,244,400
                                                              ------------
OTHER ASSETS                                                   18,206,207

TOTAL ASSETS                                                 $ 62,000,785
                                                              ============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                        $  3,056,057
    Accrued Expenses                                           5,413,280
    Accrued Income Taxes                                        (258,012)
    Short-Term Borrowing NU Moneypool                          4,800,000
                                                             ------------
                  Total current liabilities                   13,011,325
                                                             ------------

OTHER LIABILITIES:
    Deferred income tax liability                                472,176
    Other                                                     29,030,297
                                                            ------------
                  Total other liabilities                     29,502,473
                                                            ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                               100
    Additional paid-in-capital                               19,000,000
    Foreign Currency Exchange                                       (68)
    Retained Earnings                                           486,955
                                                             -----------
              Total stockholder's equity                     19,486,987

              TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY    $62,000,785
                                                           ============





                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED JUNE 30, 2000

REVENUES                                                  $ 14,189,574

COST OF REVENUES                                            11,437,621
                                                          ------------
    Gross profit                                             2,751,953

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 1,994,937
                                                          ------------
    Operating income                                           757,016
                                                          ------------
INTEREST INCOME (EXPENSE)
    Interest income                                             61,342
    Interest expense                                          (149,651)
                                                          ------------
                                                               (88,309)
                                                          -------------
    Income before income tax expense                           668,707

INCOME TAX EXPENSE                                             416,115

   Net Income (Loss)                                        $  252,592
                                                           ============







                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR APRIL 1 - JUNE 30, 2000


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems;assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.